Exhibit 99: Additional Exhibits
Additional Information


     Valhi Holding Company ("VHC"), Annette C. Simmons, The Combined Master Retirement Trust (the "CMRT"), Harold C. Simmons, NL Industries, Inc. ("NL"), NL Environmental Management Services, Inc. ("NL EMS"), the Harold Simmons Foundation (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"), Valhi, Inc. ("Valhi") and The Annette Simmons Grandchildren's Trust (the "Grandchildren's Trust") are the holders of approximately 31.0%, 11.5%, 9.5%, 3.2%, 1.0%, 0.3%, 0.3%, 0.1%, less than 0.1%
and less than 0.1%, respectively, of the outstanding shares of common stock of the issuer. The ownership of Ms. Simmons includes 20,957,533 shares of the issuer's common stock that she has the right to acquire upon exercise of 1,571,815 shares of the issuer's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns. The percentage ownership of the issuer's common stock held by Ms. Simmons assumes the full conversion of only the shares of Series A Preferred Stock owned by her.

     NL is the holder of 100% of the outstanding common stock of NL EMS. Valhi and TIMET Finance Management Company ("TFMC") are the direct holders of approximately 83.1% and 0.5% respectively of the outstanding common stock of NL. The issuer is the holder of 100% of the outstanding common stock of TFMC.

     VHC, the Foundation, the CDCT No. 2 and the CMRT are the direct holders of 92.1%, 0.9%, 0.4% and 0.1% respectively, of the common stock of Valhi. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") are the holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 90.1% of the outstanding common stock of Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 9.5% of the outstanding shares of the issuer's common stock and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.3% of the outstanding shares of the issuer's common stock and 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold
C. Simmons is the chairman of the board of the Foundation.

     The CDCT No. 2 directly holds approximately less than 0.1% of the outstanding shares of the issuer's common stock and 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     NL and NL EMS directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and NL EMS own as treasury stock for voting purposes and for the purposes of this statement such shares are not deemed outstanding.

     Valhi directly holds 100% of the outstanding membership interest of Tremont LLC ("Tremont").

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of the issuer, Tremont, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of the issuer's securities directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the securities beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in the shares of the issuer's common stock the CMRT directly holds and his interest as a beneficiary of the CDCT No. 2. Other than securities that she holds directly, Ms. Simmons disclaims beneficial ownership of all of the issuer's securities beneficially owned, directly or indirectly, by any of such entities or Mr. Simmons.

     Annette C. Simmons is the wife of Harold C. Simmons and the direct owner of 152,627 shares of the issuer's common stock, 1,571,815 shares of the Series A Preferred Stock, 256,575 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership. Ms. Simmons disclaims beneficial ownership of all shares of the issuer's common stock that she does not own directly.

     Harold C. Simmons is the direct owner of 5,114,515 shares of the issuer's common stock, 554,300 shares of NL common stock and 3,383 shares of Valhi common stock.

     The Grandchildren's Trust, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Ms. Simmons, is the direct holder of 17,432 shares of the issuer's common stock and 36,500 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares of the Valhi common stock the trust holds. Mr. Simmons and his spouse each disclaims beneficial ownership of any shares of the Valhi common stock that this trust holds.